WF Holding Limited

Lot 3893, Jalan 4D, Kg. Baru Subang

Seksyen U6, 40150 Shah Alam, Selangor, Malaysia

June 8, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC. 20549

Attn: Jenny O’Shanick

Re:	WF Holding Limited
Registration Statement on Form F-3
File No. 333-296397

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, WF Holding Limited (the “Company”) hereby respectfully requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) and declare the Registration Statement effective at 5:00 p.m., Eastern Time, on Wednesday, June 10, 2026, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Kevin (Qixiang) Sun of Bevilacqua PLLC at (202) 869-0888 (ext. 101).

Very truly yours,

WF Holding Limited

By:	/s/ Leah Siang Ling
Leah Siang Ling
Chief Executive Officer

cc:	Kevin (Qixiang) Sun, Esq.